U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-8679

NOTIFICATION OF LATE FILING

(Check One)

      ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K

      ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

      For Period Ended: December 31, 2004

      ☐  Transition Report on Form 10-K

      ☐  Transition Report on Form 20-F

      ☐  Transition Report on Form 11-K

      ☐  Transition Report on Form 10-Q

      ☐  Transition Report on Form N-SAR

      For the Transition Period Ended:

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      Entire Form

Part I—Registration Information

      Full Name of Registrant: Baylake Corp.

      Former Name if Applicable

      Address of Principal Executive Office (Street and Number): 217 North Fourth Avenue

      City, State and Zip Code: Sturgeon Bay, WI 54235-0009

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Although Baylake Corp. has announced certain financial information for fiscal 2005, it is unable without unreasonable effort or expense to fully complete its financial statements, and financial-related disclosures and other information, on or prior to March 16, 2005. It is therefore filing this extension for the Form 10-K.

In summer 2004, Baylake made a change in its independent auditors. As a consequence of that change, the procedures for preparing and finalizing financial statements, and the related audit, have differed from prior years. In addition, Baylake has needed to dedicate substantial time and resources to the requirements stemming from the Sarbanes-Oxley Act Section 404 relating to its report on internal control on financial reporting and the related auditor attestation, which requirements become effective with the filing of the Report on Form 10-K. While Baylake understood that significant time and resources would be required to address these efforts and changes and therefore budgeted additional resources to comply with then, the confluence of the changes in auditors, compliance with Section 404 and Baylake’s relatively lean staffing (in part as a consequence of its relatively small size as a publicly-held corporation, compounded by an extended medical/maternity leave of a key member of the Baylake accounting staff) has left Baylake unable to complete all of the required tasks on a timely basis.

As a consequence of the foregoing, Baylake has been unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including the financial statements to be included therein, within the prescribed time period. Baylake expects to file the Report within the 15 day period provided under Rule 12b-25.

In addition to the foregoing, Baylake is electing to avail itself of the relief provided by Securities and Exchange Commission Release 34-50754 providing for a 45-day extension of the period in which management’s report on internal control over financial reporting, and the related auditor attestation, is due to be filed. At noted above, Baylake is expending significant time and resources in connection with that report and review. While the related review processes continue, to date Baylake has not identified, or been made aware of, any material weakness in internal control.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Steven D. Jennerjohn
(Name)

(920) 743-5551
(Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      ☒  Yes ☐  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      ☒  Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Baylake has announced results for fiscal 2004, which include a significant increase in net earnings from fiscal 2003, as follows:

	Fiscal	Fiscal
	2004	2003
Net income	$10,773,000	$7,957,000
Net income per share (diluted)	$1.40	$1.04

Baylake has reported that the increase in net income was primarily due to increased net interest income and a reduction in the provision for loan losses, partially offset by a decrease in non-interest income, and increase in non-interest expense and an increase in income tax expense. Further financial information was furnished with Baylake Corp.’s Report on Form 8-K dated February 22, 2005.

BAYLAKE CORP.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2005	By:	/s/ Steven D. Jennerjohn
		Name:	Steven D. Jennerjohn
		Title:	Chief Financial Officer